VetPronto

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America - Checking	196,987.18
Checking (VetPronto)	135,710.82
Total Bank Accounts	**$332,698.00**
Other Current Assets	
Loan to Shareholder	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$332,698.00**
Fixed Assets	
Accumulated Depre Furniture	-644.00
Computer Equipment	948.04
Furniture	1,073.50
Total Fixed Assets	**$1,377.54**
Other Assets	
Rent Deposit	6,300.00
Total Other Assets	**$6,300.00**
TOTAL ASSETS	**$340,375.54**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Insurance Payable	449.54
Payroll Taxes Payable	0.00
Total Other Current Liabilities	**$449.54**
Total Current Liabilities	**$449.54**
Long-Term Liabilities	
Other Long Term Liabilities	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$449.54**
Equity	
Partner Contributions	0.00
Preferred Stock Rights	0.00
AngelList	264,700.00
Asakura, Yusuki	25,040.00
Baumbusch, Brent	105,000.00
Combinator Investments	20,000.00
Corcoran, Barbara	10,000.00
Coveney, Jonathan	20,000.00
Debanjan Banerjee	20,000.00
Duan Shu	150,000.00

	TOTAL
Ebinger, Jonathan	25,000.00
FundersClub	117,540.00
Gridley, Michael	25,000.00
Hamel Shah	19,980.00
Hinrichs, Clifford	20,000.00
Kuos Investment	25,000.00
PHAM, DUC	25,000.00
Preferred Stock Rights{60}	8,750.00
Trueman, Timothy	25,000.00
WeFunder	334,447.27
YCVC	100,000.00
Yoshimura, Justin	15,000.00
Total Preferred Stock Rights	**1,355,457.27**
Retained Earnings	-616,669.30
Net Income	-398,861.97
Total Equity	**$339,926.00**
TOTAL LIABILITIES AND EQUITY	**$340,375.54**